Mail Stop 3561

January 4, 2006

Gregory Lykiardopoulos
Triton Distribution Systems, Inc.
One Harbor Drive, Suite 300
Sausalito, California 94965

Re: Triton Distribution Systems, Inc.
       Amendment No. 1 to Registration Statement on Form SB-2
       Filed December 19, 2006
       File No. 333-138293

Dear Mr. Lykiardopoulos,

       We have reviewed your responses to the comments in our letter dated November 17, 2006 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing.

General

1. Please move the financial statements to the back of the prospectus, but before Part II and the signature page.

Management's Discussion and Analysis

Critical Accounting Policy and Estimates, page 12

2. We note from your response to our prior comment seven and your revised disclosure that you have included a discussion of your accounting for stock compensation as a critical accounting policy and estimate. Please consider revising your discussion to include the following:
   - Types of assumptions underlying the most significant and subjective estimates;
   - Sensitivity of those estimates to deviations of actual results from management's assumptions; and
   - Circumstances that have resulted in revised assumptions in the past.
   See SEC Release No. 33-8350 (FR-72) for guidance.

Distribution Agreements, page 19

3. We note your response to our prior comment 12. Please clearly disclose whether you currently have any joint venture arrangements such as the ones contemplated on page 23, and if so, disclose the names of your joint venture partners. In this regard, we note that despite your response, your filing still indicates that NAITAS is the only joint venture partner you have at this time.

Management, page 27

4. We note from your response to our prior comment 15 that the granting of these options is not tied to services provided by Mr. Lykiardopoulos. In light of the disclosure in Note 4 to the audited financial statements that the options are exercisable based on the performance of the company, and considering that Mr. Lykiardopoulos is employed as the CEO of the company, it would appear that these options are in fact tied to the service provided by Mr. Lykiardopoulos to the company. Please note that paragraph 11 of SFAS No. 123(R) states that share-based payments awarded to an employee of the reporting entity by a related party such as a founding or principal shareholder as compensation for services provided to the entity are share-based payment transactions to be accounted for under SFAS No. 123(R) unless the transfer is clearly for a purpose other than compensation for services to the reporting entity. See SAB Topic 5T. Please revise your financial statements to account for the issuance of these options under SFAS No. 123(R) and SAB Topic 5:T.

Security Ownership of Certain Beneficial Owners and Management, page 30

5. Please explain why Al-Deera Holding Co KSCC, which owns 7.7% of the company's shares, is not listed as a beneficial owner. Otherwise, please revise.

Selling Stockholders and Plan of Distribution, page 31

6. We reissue our prior comment 27, in part. Please revise your selling stockholders table to indicate how each of the stockholders received their shares. While we note that the majority of stockholders received their shares in the July private placement, for several stockholders, no footnote citation has been provided.

Audited Financial Statements from Inception through June 30, 2006

Statement of Stockholders' Deficit, page F-21

7. Please revise your statements of stockholders' equity as of June 30, 2006 to retroactively reflect the transaction with Petra as a recapitalization of Triton Distribution. Please note that historical stockholders' equity should be retroactively

restated for the equivalent number of shares received in the merger after giving
effect to any difference in par value of your stock and Petra's stock with an offset to
paid-in capital. Notes to your financial statements which disclose outstanding
common shares and activity involving your common shares should also be revised.

Note 7. Commitments and Contingencies

Leases

8. We note the disclosure indicating that the lease for your office space in Sausalito,
California provides for lease payments which increase over the term of the lease.
Please confirm that you are recognizing the lease expense associated with this lease
on a straight-line basis over its term. Refer to the requirements of paragraph 15 of
SFAS No.13.

Unaudited Financial Statements for the three month period ended September 30, 2006

Statement of Stockholders' Equity

9. We note from your disclosure in Note 1 that on July 10, 2006 Petra acquired
29,547,500 shares of TDS' common stock, which represented all of the issued and
outstanding shares of common stock, in exchange for 36,750,950 shares of Petra's
common stock. Please confirm to us that the amount of shares outstanding on July
10, 2006 of 29,547,500 (immediately prior to the transaction) includes the private
placement of 5,747,500 shares and the cancellation of 5,000,000 investor's shares.
If so, please tell us and clarify in your notes to the financial statements the date of
these transactions to indicate that they occurred prior to the merger with Petra.

10. We note your disclosure that in July 2006 you issued a total of 2,238,824 shares of
common stock valued at $.80 each to two investor relations firms. Please revise to
reflect the amount of prepaid consulting fees as an asset in the balance sheet or
explain why you believe your current presentation is appropriate. Also, revise your
financial statements to disclose the specific date of this transaction. Refer to the
guidance in EITF 00-18.

Other

11. The financial statements should be updated, as necessary, to comply with Rule 3-
10(g) of Regulation S-B at the effective date of the registration statement. In light
of the fact that you have not yet generated any revenue or income from continuing
operations, please note that you would not meet the condition in section (2)(ii) or
(iii) of this rule and would be required to file updated audited financial statements
for the year ended December 31, 2006 if the Form SB-2 is not effective by
February 14, 2007.

12. Provide a currently dated consent from the independent public accountant in any future amendments.

Part II

Recent Sales of Unregistered Securities, page II-1

13. In your response letter, you state that you have revised Item 26(iv) to indicate that the two accredited Kuwaiti corporate investors purchased their shares from you in October 2006. As the disclosure states that they purchased their shares in September 2006, you should revise accordingly or advise.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact H. Yuna Peng at (202) 551-3391 or Sara Kalin at (202) 551-3454 with any other questions.

Regards,

Sara D. Kalin
Branch Chief

cc: Gary A. Agron, Esq.
    Fax: (303)770-7257